

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2023

Ruowen Li
Chief Executive Officer
Qilun Group Inc.
Room 2201, Modern International Building, No. 3038
Jintian Road, Gangxia Community, Futian Street
Futian District, Shenzhen City, Guangdong Province
People's Republic of China

> **Re: Qilun Group Inc.**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed March 14, 2023**
> **File No. 333-268512**

Dear Ruowen Li:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 9, 2023 letter.

Amendment No. 3 to Registration Statement on Form F-1 filed March 14, 2023

Regulatory Permission, page 7

1. We note your response comment 1 and reissue in part. In addition to your removal from this section of disclosure discussing the "Draft Overseas Listing Regulations," please also add disclosure disclosing the "Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises" as you have done on page 65 of the registration statement.

Consolidated Financial Statements, page F-1

2.   Please either file as an exhibit the representation discussed in Instruction 2 to
        Item 8.A.4 of Form 20-F or include audited financial statements for the year ended
        December 31, 2022, as applicable.

General

3.   We note your response to comment 4 and your revised disclosures. Please further revise
        your disclosure to reflect that the selling security holders will offer and sell their ordinary
        shares at either a fixed price or within a specified range until such time as the ordinary
        shares are quoted on the OTCQB marketplace, and thereafter at prevailing market prices.
        Please be sure to disclose the fixed price or a bona fide price range in a pre-effective
        amendment (i.e., specify the dollar amount of the fixed price or the dollar amounts of the
        price range). Finally, please include the revised pricing disclosure on the prospectus cover
        page and in the prospectus summary, selling security holder and plan of distribution
        sections of the prospectus.

        You may contact Aamira Chaudhry at 202-551-3389 or Rufus Decker at 202-551-3769 if
you have questions regarding comments on the financial statements and related matters. Please
contact Nicholas Nalbantian at 202-551-7470 or Dietrich King at 202-551-8071 with any other
questions.

                                                        Sincerely,

                                                        Division of Corporation Finance
                                                        Office of Trade & Services

cc: Eric Mendelson